Exhibit 99.1

eHi Car Services Announces First Quarter 2017 Results

•	Net revenues increased by 33.7% year-over-year to RMB615.6 million
•	Net income was RMB30.8 million with diluted earnings per ADS reaching RMB0.44
•	Non-GAAP adjusted EBITDA increased by 34.6% year-over-year to RMB271.9 million
•	Continued margin expansion by achieving non-GAAP adjusted EBIT margin of 15.4% and non-GAAP adjusted EBITDA margin of 44.2%

SHANGHAI, June 5, 2017 – eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2017.

Mr. Ray Zhang, eHi’s Chairman and Chief Executive Officer, said, “We are pleased to make progress in our operations and to be able to report outstanding financial results in the first quarter 2017. Our robust topline growth, along with margin expansion and improved profitability, was driven by robust consumer demand through the proactive addition of vehicles in preparation for the Chinese New Year holiday, broadened brand recognition and impeccable service quality, as well as enhanced economies of scale. To further capture Chinese travelers’ evolving needs, we also launched our car sharing business in April that offers free-floating, time-sharing car rentals to customers with a fully automated rental and payment process. Although our car sharing business is at its nascent stage with current coverage of seven top-tier cities, we look forward to exploring and growing this model to efficiently complement our car rental business. With our deep understanding of Chinese travelers’ transportation needs and industry expertise, we are focused on providing the best-in-class services through technology-driven platforms and diversified service offerings.

“China’s per capita disposable income and population in the driving age continue to increase, and we see exponential growth in demand for car rental and car services in China, as Chinese travelers spend to satisfy leisure and business travel needs while being less sensitive to pricing. Our fleet utilization rate of 73.7% and total RevPAC of RMB152 in the first quarter were further testaments to our strategy. Given the healthy market conditions, we will maintain our current pricing strategy and commit to executing on our growth plan and achieving our strategic objectives,” Mr. Zhang concluded.

Mr. Colin Sung, eHi’s Chief Financial Officer, said, “We are pleased to kick off the year 2017 by delivering strong year-over-year net revenues growth of 33.7% and net income of RMB30.8 million in the first quarter. I am also very pleased to report our continued margin expansion, reflected in a strong non-GAAP adjusted EBIT margin of 15.4% and non-GAAP adjusted EBITDA margin of 44.2%. Benefiting from our extensive nationwide service network and existing fleet, our newly launched car sharing business will not only enable us to provide a wide range of vehicle model selections to satisfy growing customer demand, but to further improve our operating efficiency and fleet utilization rates without additional capital expenditures. Looking ahead, we will continue our efforts to balance growth and profitability with an ongoing goal to extend our margin expansion through increased efficiencies and scalability.”

First Quarter 2017 Highlights

Net revenues increased by 33.7% year-over-year to RMB615.6 million (US$89.4 million1) for the first quarter of 2017, from RMB460.5 million for the first quarter of 2016, driven by increased net revenues from both car rentals and car services.

	Three months ended March 31,		Year-Over-Year
(RMB '000)	2016	2017	Comparison
Car rentals	363,977	496,676	36.5%
Car services	96,533	118,895	23.2%
Total Net Revenues	460,510	615,571	33.7%

	Average Available Fleet Size[2]			RevPAC[3] (RMB)
	2016Q1	2017Q1	Year-Over- Year Comparison	2016Q1	2017Q1	Year-Over- Year Comparison
Car rentals	32,007	42,041	31.3%	126	131	4.0%
Car services	2,327	2,921	25.5%	461	452	(2.0)%
Total	34,334	44,962	31.0%	149	152	2.0%

•	Fleet utilization rate[4] for car rentals was 73.7% for the first quarter of 2017, compared with 75.3% for the first quarter of 2016.

Cost of revenues (vehicle operating expenses) for the first quarter of 2017 was RMB423.5 million (US$61.5 million), up 28.0% year-over-year, primarily driven by increased depreciation and labor costs.

In the first quarter of 2017, 3,605 used vehicles were disposed of, and 833 used vehicles were under sales contracts pending title transfer. The Company recognized a disposal gain of RMB9.0 million (US$1.3 million) in aggregate for these 4,438 vehicles5. In addition, a disposal gain of RMB1.2 million (US$0.2 million) was recognized in the first quarter of 2017 as a result of the completion of title transfer during such period. These disposal gains were both recognized as adjustments to the vehicle-related depreciation expense as part of the cost of revenues.

Gross profit6 for the first quarter of 2017 was RMB192.1 million (US$27.9 million), up 48.0% year-over-year. Gross profit margin for the first quarter of 2017 was 31.2%, compared with 28.2% for the first quarter of 2016. Gross profit margin improvement was primarily due to a percentage decrease of vehicle-related depreciation in terms of net revenues.

Selling and marketing expenses for the first quarter of 2017 were RMB34.7 million (US$5.0 million), up 55.1% year-over -year, as the Company expanded advertising and branding activities in the first quarter of 2017, including the marketing activities associated with the NBA China and NBA All-Star Stephen Curry.

General and administrative expenses for the first quarter of 2017 were RMB67.1 million (US$9.7 million), up 17.6% year-over-year, primarily due to increased employee-related costs including salaries and welfare expenses as a result of increased headcount in the first quarter of 2017.

Interest expense for the first quarter of 2017 was RMB55.6 million (US$8.1 million), decreased by 1.0% year-over-year, primarily attributable to paying down some debts bearing relatively higher interest rates.

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Net income for the first quarter of 2017 was RMB30.8 million (US$4.5 million), compared with a net loss of RMB3.7 million for the first quarter of 2016. Net income margin for the first quarter of 2017 was 5.0%, compared with a net loss margin of (0.8%) for the first quarter of 2016.

Basic and diluted earnings per ADS for the first quarter of 2017 were RMB0.44 (US$0.06) each, compared with basic and diluted loss per ADS of RMB0.05 each for the first quarter of 2016.

Non-GAAP adjusted EBIT7 increased by 73.3% year-over-year to RMB94.8 million (US$13.8 million) for the first quarter of 2017, from RMB54.7 million for the first quarter of 2016. Non-GAAP adjusted EBIT margin7 increased to 15.4% for the first quarter of 2017, from 11.9% for the first quarter of 2016.

Non-GAAP adjusted EBITDA8 increased by 34.6% year-over-year to RMB271.9 million (US$39.5 million) for the first quarter of 2017, from RMB201.9 million for the first quarter of 2016. Non-GAAP adjusted EBITDA margin8 increased to 44.2% for the first quarter of 2017, from 43.8% for the first quarter of 2016.

As of March 31, 2017, the Company’s cash, cash equivalents and restricted cash balance was RMB711.3 million (US$103.3 million).

Outlook

The Company estimates that net revenues for the second quarter of 2017 will range from RMB635 million to RMB650 million, and for full year of 2017 will range from RMB2.9 billion to RMB3.0 billion. This outlook reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on June 5, 2017 (8:00 PM Beijing/Hong Kong time on June 5, 2017).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the “eHi Car Services call.”

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eHi’s website at http://ir.ehi.com.cn.

A replay of the conference call will be accessible by phone at the following numbers until June 12, 2017:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10107913

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About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is one of the leading car rental and car services providers in China. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

About Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted EBIT and adjusted EBITDA as non-GAAP financial measures. Adjusted EBIT represents net income or loss before share-based compensation, interest expense, interest income and provision for income taxes. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expense, interest income and provision for income taxes. The Company’s management believes that adjusted EBIT and adjusted EBITDA facilitate a better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using these Non-GAAP financial measures excludes depreciation and amortization, share-based compensation, interest expense, interest income and provision for income taxes, as applicable, that have been and will continue to be significant recurring portions of the Company’s business for the foreseeable future.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; its ability to compete successfully against current and future competitors; the expected growth of China’s car rentals and car services market; its ability to sustain its growth rates and manage its expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand its operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance its brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

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1 The Company’s business is conducted in China and substantially all of its revenues are denominated in Renminbi (RMB). However, this earnings announcement contains translations of RMB amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8832 to US$1.00, the effective noon buying rate as of March 31, 2017 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2 “Average available fleet size” is calculated by dividing the aggregate number of days in which the Company’s fleet was in operation during a given period by the total number of days during the same period. In determining the size of the Company’s fleet in operation, eHi includes all vehicles in its car rentals and/or car services fleets except for vehicles that have been written off in accordance with its accounting policy and vehicles that have not been consistently made available for rent and that it may consider to dispose of when appropriate opportunities arise.

3 “RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which the Company’s fleet was in operation during the same period.

4 “Fleet utilization rate” refers to the aggregate transaction days for the Company’s car rental fleet during a given period divided by the aggregate days the car rental fleet was in operation during the same period.

5 The gain of RMB9.0 million is a net amount of (i) the disposal gain and loss of the 3,605 used vehicles which were disposed of, and (ii) the disposal loss of the 833 used vehicles which were under sales contracts pending title transfer. If there is any disposal gain for the vehicles pending title transfer, such a gain will be recognized in the next period when the title transfer has been completed.

6 Gross profit is defined as net revenues less cost of net revenues (vehicle operating expenses). Gross profit margin is defined as the percentage representing gross profit divided by net revenues.

7 Non-GAAP adjusted EBIT is defined as net income before share-based compensation, interest expense, interest income and provision for income taxes. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP adjusted EBIT margin is defined as the percentage representing Non-GAAP adjusted EBIT divided by net revenues.

8 Non-GAAP adjusted EBITDA is defined as net income before depreciation and amortization, share-based compensation, interest expense, interest income and provision for income taxes. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP adjusted EBITDA margin is defined as the percentage representing Non-GAAP adjusted EBITDA divided by net revenues.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-mail: ir@ehic.com.cn

The Piacente Group, Inc.

Ms. Brandi Piacente

Tel: +1-212-481-2050

E-mail: ehi@tpg-ir.com

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eHi Car Services Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	529,518,517	550,912,256	80,037,229
Restricted cash	257,059,302	160,423,913	23,306,589
Accounts receivable, net	214,767,818	267,362,387	38,842,746
Prepayments and other current assets	727,787,345	971,096,411	141,082,115
Short term loans receivable	50,000,000	50,000,000	7,264,063
Assets held for sale	160,732,289	76,433,727	11,104,388
Deferred tax assets, current	1,839,973	-	-
Total current assets	1,941,705,244	2,076,228,694	301,637,130

Property and equipment, net	5,723,569,175	5,293,533,040	769,051,174
Intangible assets	64,101,470	63,840,616	9,274,845
Vehicle purchase deposits	420,922,908	385,547,676	56,012,854
Deferred tax assets, non-current	649,675	2,489,648	361,700
Other non-current assets	10,010,628	29,081,741	4,225,033
Total assets	8,160,959,100	7,850,721,415	1,140,562,736

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	179,877,847	65,196,185	9,471,784
Accrued expenses and other current liabilities	284,574,997	239,152,338	34,744,356
Income tax payable	5,436,989	11,628,549	1,689,410
Short-term debt	926,219,333	761,682,630	110,658,216
Total current liabilities	1,396,109,166	1,077,659,702	156,563,766

Long-term debt	2,767,822,989	2,730,375,911	396,672,465
Deferred tax liabilities, non-current	1,061,542	1,061,542	154,222
Other non-current liabilities	4,835,862	8,943,479	1,299,320
Total liabilities	4,169,829,559	3,818,040,634	554,689,773

Shareholders’ equity:
Common shares	878,463	878,484	127,627
Additional paid-in capital	4,474,702,198	4,478,418,624	650,630,321
Accumulated other comprehensive income	43,201,465	50,236,061	7,298,358
Accumulated deficits	(527,652,585)	(496,852,388)	(72,183,343)
Total shareholders’ equity	3,991,129,541	4,032,680,781	585,872,963
Total liabilities and shareholders’ equity	8,160,959,100	7,850,721,415	1,140,562,736

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eHi Car Services Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

	For the Three Months Ended March 31,
	2016	2017	2017
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited
Net revenues:
Car rentals	363,977,398	496,676,274	72,157,757
Car services	96,533,057	118,895,405	17,273,275
Total net revenues	460,510,455	615,571,679	89,431,032

Cost of revenues	(330,775,689)	(423,505,544)	(61,527,421)
Gross profit	129,734,766	192,066,135	27,903,611

Selling and marketing expenses	(22,355,437)	(34,680,579)	(5,038,438)
General and administrative expenses	(57,016,459)	(67,062,104)	(9,742,867)
Other operating income	38,636	217,199	31,555
Total operating expenses	(79,333,260)	(101,525,484)	(14,749,750)
Profit from operations	50,401,506	90,540,651	13,153,861

Interest income	1,560,192	2,193,709	318,703
Interest expense	(56,139,093)	(55,576,034)	(8,074,156)
Other income, net	704,265	557,820	81,041
Income / (loss) before income taxes	(3,473,130)	37,716,146	5,479,449
Provision for income taxes	(268,216)	(6,915,949)	(1,004,758)
Net income / (loss)	(3,741,346)	30,800,197	4,474,691

Net income / (loss)	(3,741,346)	30,800,197	4,474,691
Changes in cumulative foreign currency translation adjustment, net of tax of nil	(1,183,682)	7,034,596	1,021,995
Comprehensive income / (loss)	(4,925,028)	37,834,793	5,496,686

Weighted average number of common shares used in computing net income / (loss) per share
Basic	136,911,050	138,631,520	138,631,520
Diluted	136,911,050	139,404,909	139,404,909

Net income / (loss) per share attributable to common shareholders
Basic	(0.03)	0.22	0.03
Diluted	(0.03)	0.22	0.03

Earnings / (loss) per ADS*
Basic	(0.05)	0.44	0.06
Diluted	(0.05)	0.44	0.06

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eHi Car Services Limited
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
	2016	2017	2017
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited
Net Income / (loss)	(3,741,346)	30,800,197	4,474,691
Add / (subtract):
Share-based compensation	3,609,425	3,716,447	539,930
Interest income	(1,560,192)	(2,193,709)	(318,703)
Interest expense	56,139,093	55,576,034	8,074,156
Provision for income taxes	268,216	6,915,949	1,004,758
Adjusted EBIT	54,715,196	94,814,918	13,774,832
Depreciation and amortization	147,191,410	177,042,928	25,721,021
Adjusted EBITDA	201,906,606	271,857,846	39,495,853

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